FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS RECEIVES NOTICES OF ALLOWANCE FROM
U.S. PATENT AND TRADEMARK OFFICE

  Allowance received for the use of SIRPαFc to treat both hematologic and solid tumors (method of use patent)
  Allowance received for the TTI-622 composition of matter patent

CAMBRIDGE, MA, October 5, 2020 – Trillium Therapeutics Inc. (“Trillium” or the “Company”) (NASDAQ/TSX:TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that it has received Notices of Allowance from the United States Patent and Trademark Office for two patent applications covering the use of SIRPαFc for the treatment of cancer, U.S. Patent Application No. 13/320,629 (the “629 Application”, exclusively licensed to Trillium) and U.S. Patent Application No. 15/962,540 (the “540 Application”). Trillium has two SIRPαFc biologics, TTI-621 and TTI-622, in clinical development. Both therapeutics target CD47, a “don’t eat me” signal that cancer cells use to evade immune destruction.

The ‘629 method of use Application provides coverage for the use of SIRPαFc biologics to treat all CD47+ cancer cells and tumours, including hematologic and solid cancers. Counterparts of this application have already been granted in Japan, Canada and Australia.

The ‘540 Application has claims that cover TTI-622 composition of matter comprising human SIRPα linked to an IgG4 Fc region, as well as claims covering pharmaceutical compositions that contain TTI-622. A composition of matter patent for TTI-621 (SIRPα linked to an IgG1 Fc) has already been granted in the U.S. (US 9,969,789) and other countries.

“Intellectual property remains a top priority for Trillium, and the allowance of these two important patents further strengthens our position in the SIRPαFc CD47 space,” said Jan Skvarka, President and Chief Executive Officer of Trillium. “In addition to our specific composition-of-matter claims covering both of our CD47-targeting agents, we have expanded our coverage to embrace the use of the SIRPαFc class of biologics to treat cancer. We are particularly pleased that the method of use patent also covers treatment of solid tumors.”

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company’s two clinical programs, TTI-621 and TTI-622, target CD47, a “don’t eat me” signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, Trillium’s belief that the allowed patents will proceed to issue and such allowed patents strengthen Trillium’s position in the CD47 space. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Company Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Media Relations:
Mike Beyer
Sam Brown Inc.
312-961-2502
mikebeyer@sambrown.com